Robert Nolan Carrico

EDUCATION

University of Louisville, Louisville, Kentucky
Innovation Master of Business Administration (IMBA), Spring 2021, 3.7 GPA

Indiana University, Bloomington, Indiana
Bachelor of Science, Human Biology, December 2018, 3.0 GPA

PROFESSIONAL EXPERIENCE

Brite Trace, Louisville, Kentucky   April 2021- Present
Chief Operating Officer (COO)
*Leading product development through constructing a user-facing mobile application wire frame.
*Collaborating with dementia care industry leaders, utilizing expert perspectives and cutting-edge research to ensure product quality.
*Assisting in establishing a financial model based on reliable demographic data and industry trends, to create realistic and applicable projections and figures.
*Continually researching dementia care community resources and clinical advancements to ensure maximum user value and to cultivate a forward-facing company vision.

Nuyasa, Louisville, Kentucky   September 2019- June 2022
Chief Product Officer (CPO), Co-Founder
*Curated a selection of health and wellness products for enhancing Yoga practitioner's performance and Yoga experience.
*Researched the efficacy and benefits of product ingredients, ensuring product quality and safety.
*Established company's financial model with figures and projections based on current industry trends.
*Assisted in securing funding through competing in multiple startup pitch challenges.

Chick-fil-A Bardstown Road and Chick-fil-A Stonybrook, Louisville, Kentucky
Manager of Food Safety   June 2020- Present
Student Internship   June 2018- June 2020

*Conducting regular food safety and quality assurance checks, verifying product ingredient useability through shelf stability and temperature tests.
*Observing operational procedures such as inventory purchases, payroll management, and Team Member recruitment.
*Participating in leading daily front of house operations, assisting in reaching the highest average sales generated in the lunch hour (12pm-1pm) among any Chick-fil-A establishment, nation-wide.
*Developed audit procedures working with EcoSure and Deloitte.
*Ensuring that daily audits were conducted and that food safety measures and scores are in outstanding category.
*Overseeing processes for multiple locations.

Symmetry Surgical, Louisville, Kentucky   May – August 2018
Quality Assurance Specialist
*Inspected packaging of surgical devices to ensure there were no flaws in the vacuum packed seals of the packaging materials.
*Performed all work in a sterile, surgical ready environment
*Attention to detail to ensure no errors or flaws was of paramount importance to ensure the sterility of the surgical instruments.
*Helped identify and implement LEAN principles to optimize staffing while improving output.
*Received stellar evaluations for stability, reliability, strong work ethic and results.

Benjamin Templeton Award Scholar, Hanover, Indiana,   2014 - 2016
Good Will Ambassador and Campus Leader at Hanover College
* One of 15 award recipients selected out of hundreds of applicants for a full scholarship
* Promoted good will and anti-bullying on Hanover College campus
*Developed strategies during weekly meetings to increase awareness of diversity and equality on Hanover College campus
*Attended monthly meetings with college advisors to help educate faculty on campus attitudes toward bullying, diversity, and equality.

PERSONAL ACTIVITIES

* Served on the Number 1 Doubles Team and Number 3 Singles for the Hanover College Tennis Team from 2014-2015.
* Served as a lead and rhythm guitar player in the Hanover Jazz Ensemble with consistent and positive reviews from teachers, conductors, peer musicians and audiences. Performed in the Spring and Fall concert series.
* Volunteered at the IU Farm, learning and adopting sustainable farming practices and participating in crop harvesting and equipment maintenance.
* Produced and hosted a weekly radio show at WIUX in Bloomington and at Horizons Broadcasting on the IU Southeast Campus in New Albany, IN.
*Self-taught and accomplished mandolin, banjo, guitar, cello and keyboard player.
*Produce and mix music, employing sound design and synthesis through use of a digital audio workshop (DAW).
*Avid rock climber and competitive recreational tennis player.